UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response 2.50

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ X ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: January 31, 2008

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Responder Products Inc.
Full Name of Registrant

N/A
Former Name if Applicable

15455 N. Greenway-Hayden Loop #C4
Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85260
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The company has experienced significant growth over the last several quarters, and the increased business activities have required significant management time, which has resulted in a delay in completing its financial reports and statements. The company will file its report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard Reincke	(480)	619.4747
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ X ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes  [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company’s significant growth as compared to the corresponding quarter in 2007 has resulted in a significant increase in revenues, total assets, total liabilities and property, including but not limited to an increase in inventory and increased office and employee costs.  Additionally, the company’s competitive bidding activities have increased significantly when compared to the corresponding period from the last fiscal year, and the accounting treatment given to various contracts awarded during the period, which are in varying states of fulfillment, will affect the reporting of revenues on the company’s financial statements, which are still being prepared.

First Responder Products Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2008	By:	/s/ Richard Reincke
Chief Operating Officer and
	Title:	Chief Financial Officer